[Letterhead of Thompson & Knight LLP]

December 29, 2004

VIA FACSIMILE: (202) 942-9528

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	H. Roger Schwall Jason Wynn Barry W. Stem
Re:	Petrohawk Energy Corporation ("Registrant") Form S-3 File No. 333-120881

Dear Mr. Schwall:

        Thank you for the comments included in your letter to Floyd Wilson dated December 22, 2004. Set forth below are our responses to your comments. To facilitate your review of our responses, I have reproduced each of your comments below and have included specific responses in boldface print following each comment.

  Comment:

  1.
  Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation 1.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

  Response:

  Registrant has revised the disclosure set forth under the heading "Selling Stockholders" on page 22 to include the identity of the natural persons with voting and/or dispositive powers with respect to the Registrant's securities held by selling security holders that are entities. Such natural persons are disclosed in the footnotes to the table, which lists all selling shareholders participating in the proposed registered offering.

  Please note that the Registrant has prepared the table of selling shareholders and the accompanying footnotes included in the registration statement based on information supplied to registrant by the selling shareholders. Registrant has not attempted to verify such information independently.

Securities and Exchange Commission
December 29, 2004

  Comment:

  2.
  If any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer, so indicate. We may have further comment.

  Response:

  Registrant has revised the disclosure set forth under the heading "Selling Stockholders" on page 22 to indicate the selling shareholders who are registered broker-dealers and/or affiliates of registered broker-dealers. Such broker-dealer status and affiliation are disclosed in the footnotes to the table, which lists all selling shareholders participating in the proposed registered offering.

  Each selling shareholder has represented to the Registrant in writing that it acquired the Series B preferred stock and the common stock issued upon conversion thereof for its own account for investment purposes. None of the shares registered pursuant to this Form S-3 represent an unsold allotment.

        We enclose herewith clean and marked copies of Amendment No. 1 to Form S-3 of the Registrant, as filed on December 29, 2004, for your reference. Please be advised that Registrant has updated certain dates referenced in the amended registration statement. We do not consider these revisions to be significant.

        If you determine that our responses set forth above are satisfactory and have no further comments to the enclosed Amendment No. 1 to Form S-3, Registrant would like to submit an acceleration request letter to have such registration statement declared effective January 3, 2005, or as soon as possible thereafter.

        Please contact me directly at (713) 951-5800 or, in my absence, William T. Heller IV at (713) 951-5807, if you have any additional comments or questions regarding the Registrant's registration statement, or our responses contained herein.

Very truly yours,
By:	/s/ DALLAS PARKER Dallas Parker

Enclosures

cc:
Floyd C. Wilson
President, Petrohawk Energy Corporation